1113260

3-13-02

02029571

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 25 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period March 13, 2002 File No. 0-30720

RADIUS EXPLORATIONS LTD.
(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, CANADA
(Address of principal executive offices)

PROCESSED
APR 08 2002
THOMSON FINANCIAL

1. News Releases:
   (a) 2001-19 dated November 29, 2001.
   (b) 2002-01 dated January 16, 2002.
   (c) 2002-02 dated February 6, 2002.
2. BC Form 51-901F, Quarterly Report, containing the unaudited financial statements for the nine months ended September 30, 2001.
3. Private Placement Warrant Extension:
   (a) Warrant Amendment Summary Form and Certification dated February 6, 2002.
   (b) CDNX acceptance letter dated February 13, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 40-F _____ FORM 20-F xxx

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES _____ NO xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIUS EXPLORATIONS LTD.
(Registrant)

March 13, 2002
Date

By: /s/ Simon Ridgway, President & Director

RADIUS EXPLORATIONS LTD.

855 - 409 Granville Street, Vancouver, BC, V6C 1T2, Canada
Ph: (604) 801-5432, Fax: (604) 662-8829, Toll-Free 1-888-627-9378

News Release 2001-19 November 29, 2001

Joint Venture with Gold Fields in Guatemala

Radius Explorations Ltd. is pleased to announce that a Letter of Intent has been signed with a subsidiary of Gold Fields Limited regarding a Joint Venture on the Tambor and Bella Vista Projects in Guatemala.

The Joint Venture gives Gold Fields the right to earn a 55% interest in the project lands by spending US$5 million over 3.5 years. These expenditures are staged with an initial US$1.5 million minimum over the first 18 months after the signing of a formal joint venture agreement and a further US$3.5 million over the following 24 months. Upon completion of the US$5 million expenditure, Gold Fields will be vested with a 55% interest in the subject properties and Radius will retain a 45% interest. Following this earn-in, Radius will have 180 days to either make a one-time election to fund its prorata share of continuing exploration expenditures or grant Gold Fields the right to earn a further 15% interest in the lands. In consideration for the further 15% interest, Gold Fields will fund all exploration and development costs to receipt of a bankable feasibility study.

The concessions that are subject to this arrangement comprise the western portion or approximately 225 square kilometers of the total 3,300 square kilometers of concessions that Radius controls in Guatemala. Gold Fields will operate the program on the concessions that apply to the Joint Venture.

The Joint Venture is subject to completion of a formal Joint Venture Agreement and approval by the appropriate regulatory authorities.

During the past two years the Company has defined a significant new gold belt in central Guatemala. This belt is located within and related to the collision plate boundary between the North American and Caribbean Plates. The Company has compiled an extensive land package that covers the majority of a 250 km portion of this belt and has investigated and documented gold occurrences along 150 km of strike length.

The Company has commenced an exploration program on concessions outside of the Joint Venture Lands in which the Company retains a 100% ownership. Radius is well financed with a treasury of $3 million. Gold Fields owns a 12% equity interest in Radius.

For more information on the Company, please visit our web site at www.radiusgold.com.

ON BEHALF OF THE BOARD

"signed"

Simon Ridgway, President

Symbol: RDU-CDNX
Shares Issued: 17.9 million
US Reg. 20F file No.: 0-30720

RADIUS EXPLORATIONS LTD.
830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-01 January 16, 2002

Exploration Update For 2001

Radius Explorations is pleased to present a summary of exploration activities for 2001 and planned activities for 2002. The Company was successful in completing significant financings during the past year and while the junior exploration sector was largely dormant, Radius aggressively advanced a portfolio of properties in Guatemala.

In 2001 Radius formed an association with the South African major Gold Fields Ltd. Gold Fields became a significant shareholder of Radius and also entered into a letter of intent concerning a joint venture on a portion of our land holdings in Guatemala. The joint venture will enable Gold Fields to earn a 55% interest in the Tambor Properties through the expenditure of US$5.0 million over 3.5 years. Additionally, the joint venture will enable Radius to focus efforts on developing our extensive land holdings while continuing to benefit from Gold Fields advancing the known prospects through the feasibility stage.

Radius has focused attention for the last two years on central Guatemala and has successfully generated numerous gold discoveries through prospecting and stream sediment sampling. The area is host to a plate tectonic boundary between the Caribbean and North American Plates, which forms a major suture zone. The Company controls over 3,000 square km of mineral concessions within this suture zone and retains a 100% interest in 2,700 square km. We are conducting an aggressive exploration program on the 100% owned properties and will release a summary of these activities and results obtained on these prospects shortly. Due to the successful financing during 2001 Radius is well funded for the exploration programs planned in the coming year.

On December 1st 2001 Gold Fields took over as operator of the Bella Vista, Tambor and Tierra Blanca Prospects. The exploration program on these prospects continued with a smooth transition and results obtained during 2001 are summarized below.

Bella Vista Project

The Bella Vista Project is located 15 km north of Guatemala City and 8 km west of the Tambor Project. Radius discovered the prospect in 2001 and completed an exploration program that included the establishment of 100 line-km of grid and soil sampling.

Gold Fields has evaluated the Bella Vista soil database and has summarized the results as follows "Nine major gold-in-soil anomalies have been identified in the Bella Vista area based on a grid soil survey comprised of 3958 samples collected over an approximate 11 square km area."

The grid area was also geologically mapped and over 1400 rock samples were collected along the 7 km long Bella Vista gold trend. Reconnaissance rock sampling succeeded in tying the soil anomalies to bedrock sources and a number of visible gold occurrences in quartz veins and quartz stockworks were located. A total of 15 hand trenches were excavated on 6 of the 9 known soil anomalies, the best of these returned 44m @ 6.15 g/t. The trench results have been compiled by Gold Fields and are summarized on the attached table.

Tambor Gold Project

During 2001 Radius completed a detailed surface exploration program on the Tambor Gold Project located one hour north of Guatemala City. A series of gold anomalies along a 6 km trend hosted by metamorphic schists was investigated. Hand trenching indicated targets worthy of drilling and a total of 30 reverse circulation and diamond drill holes were completed on three zones. Drilling on the Sastre and Bridge Zones was largely disappointing, however, subsequent analysis at Sastre suggests that the target was not sufficiently tested by the drilling. The Lupita Zone holes cut significant mineralized intervals in three holes including 1.22 g/t gold over 135.6 m, 2.1 g/t gold over 25.9 m and 1.91 g/t gold over 29.0 m. The gold mineralization was found to be structurally complex and Gold Fields is re-evaluating the zones and data sets and will implement the necessary work programs.

Tierra Blanca Project

The Tierra Blanca Project is located 20 km north of Guatemala City and encompasses a strong gold in rock anomaly within limestones and phyllites. The zone has been traced for 3 km in an east-west direction by widely spaced rock chip sampling. The mineralization is epithermal in nature and differs from the mesothermal mineralization found at Bella Vista and Tambor. Gold Fields has hired additional staff to advance the Tierra Blanca to the drill stage.

For further information please visit our web site @ **www.radiusgold.com.**

ON BEHALF OF THE BOARD

Symbol: RDU-CDNX
Shares Issued: 17.9 million

"signed"

Simon T. Ridgway, President

Bella Vista: Major Gold Anomalies

		Recon Rock Results	Trench Results	Host Rocks	Mineralization
Anomaly	**General Anomaly Size**	**Maximum g/t Au**			
JNL	800m x 50-100m	54.178 g/t	JNL 1A: 7.5m @ 6.21 g/t Au (open) JNL 1B: 7.0m @ 3.36 g/t Au (open) JNLW-2: 9m @ 1.68 g/t Au (open) **JNLW-4: 13.93m @ 5.42 g/t Au (open)** **JNLW-5: 19.9m @ 9.72 g/t Au (open)**	Silty phyllites	Veins, vein stockworks & disseminations in wall rock
Laguna North	600m x 200-400m	2.696 g/t	Laguna 1: 14m @ 2.91 (open) Laguna 2: 35.2m @ 2.57 (open) Laguna 4: 9.94m @ 2.743 g/t **44.03m @ 6.156 g/t**	Greenstones & black phyllites	Veins, vein stockworks & disseminations in wall rock
Laguna South	600m x 300m	19.360 g/t	Laguna 3: 28m @ 1.84 g/t Au (open)	Foliated diorite	Stockwork fractures & veins
Cerro Alto	undetermined	197.192 g/t	**Cerro Alto 1: 4.5m @ 13.972 g/t Au** 4m @ 1.849 g/t Au 6.3m @ 1.712 g/t Au	Foliated diorite & calc-silicate hornfels	Skarn
Q78	1100m x 100-250m	13.219 g/t	Q78 1: 1.5m @ 1.23 g/t Au Q78 2a: no significant mineralization Q78 2b: no significant mineralization	Phyllites	
Achiotes North	500m x 500m	6.85 g/t	**ACHN 1: 12.56m @ 9.68 g/t Au (open)** 1.90m @ 7.40 g/t Au 5.65m @ 7.01 g/t Au (open) ACHN 2: 2.5m @ 10.96 g/t Au (open) 5m @ 1.41 g/t Au 1.25m @ 1.10 g/t Au	Phyllites	Quartz veins & vein stockworks
Achiotes South	350m x 100m	18.591 g/t	Trenches pending	Phyllites	Quartz veins & vein stockworks
El Injerto	500m x 400m		Trenches pending	Not known	?
Rio Quixal	600m x 400m, anomaly open	3.836 g/t	Trenches pending	Not known	?

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-02

February 6, 2002

Warrant Extension

Radius Explorations announces that, subject to acceptance by the Canadian Venture Exchange, it will extend by one year the expiry date of a total of 1,373,334 outstanding private placement warrants which are exercisable at a price of $0.74 per share. The warrants will now be exercisable until February 28, 2003.

For further information regarding the Company, please visit our web site @ **www.radiusgold.com.**

ON BEHALF OF THE BOARD

Symbol:	RDU-CDNX
Shares Issued:	17.9 million

"signed"

Simon T. Ridgway, President

QUARTERLY AND YEAR END REPORT

BCSC British Columbia Securities Commission

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
RADIUS EXPLORATIONS LTD.	**September 30, 2001**	**01 11 29**

ISSUER ADDRESS

855 - 409 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	**B.C.**	**V6C 1T2**	**(604) 662-8829**	**(604) 801-5432**

CONTACT NAME	CONTACT POSITION	CONTACT TEL. NO.
Simon Ridgway	**President**	**(604) 801-5432**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@radiusgold.com	**www.radiusgold.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Simon Ridgway**	**01 08 29**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Robert Wasylyshyn**	**01 08 29**

RADIUS EXPLORATIONS LTD.
855 - 409 Granville Street, Vancouver, BC, V6C 1T2, Canada
Ph: (604) 801-5432, Fax: (604) 662-8829, Toll-Free 1-888-627-9378

SEPTEMBER 30, 2001 QUARTERLY REPORT

SCHEDULE A – FINANCIAL STATEMENTS

See attached unaudited financial statements for the nine month period ended September 30, 2001.

SCHEDULE B – SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs: See Schedule A, Financial Statements.

2. Related Party Transactions: See Schedule A, Financial Statements, Note 6.

3. Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

   (a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Com. Paid
Feb. 26, 01	Common	Warrant	10,000	$0.80	$8,000	Cash	Nil
Mar. 01, 01	Common	Private Placement	1,373,334	$0.60	$824,000	Cash	Nil
Mar. 20, 01	Common	Warrant	31,250	$0.80	$25,000	Cash	Nil
Mar. 20, 01	Common	Stock Option	25,000	$0.60	$15,000	Cash	Nil
Apr. 04, 01	Common	Stock Option	15,000	$0.60	$9,000	Cash	Nil
Apr12-Jun06,01	Common	Warrant	1,756,250	$0.80	$1,405,000	Cash	Nil
Jun. 08 - 15, 01	Common	Private Placement	2,000,000	$1.05	$2,100,000	Cash	Nil
Jun. 28, 01	Common	Stock Option	25,000	$0.85	$21,250	Cash	Nil
Jul. 03, 01	Common	Stock Option	15,000	$0.60	$9,000	Cash	Nil
Jul. 17, 01	Common	Private Placement	1,904,762	$1.05	$2,000,000	Cash	Nil
Aug. 08, 01	Common	Property Acquisition	100,000	$1.00 (deemed)	$100,000 (deemed)	Property	Nil
Aug. 13 - 20, 01	Common	Stock Option	105,000	$0.35	$36,750	Cash	Nil

(b) Options Granted

Date of Grant	Optionee	No. of Shares	Exercise Price	Expiry Date
Jan. 12, 01	Employee	54,000	$0.68	Jan. 11, 06
Jan. 25, 01	Employees	150,000	$0.85	Jan. 24, 06
Jun. 15, 01	David Farrell	20,000	$0.94	Jun. 14, 06
Jun. 15, 01	Consultant	500,000	$1.25	Jun. 14, 03
Jul. 11, 01	Mario Szotlender	140,000	$1.00	Jul. 10, 06
Jul. 11, 01	Robert Wasylyshyn	40,000	$1.00	Jul. 10, 06
Jul. 11, 01	Consultant	75,000	$1.00	Jul. 10, 06
Jul. 11, 01	Employee	40,000	$1.00	Jul. 10, 06

4. Summary of Securities as at the End of the Reporting Period

(a) Authorized share capital: 100,000,000 common shares without par value.

(b) Shares issued and outstanding: 17,911,096 common shares, with a recorded value of $10,702,622

(c) Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date	Recorded Value
Warrants	1,373,334	$0.74	Feb. 28, 02	N/A
Warrants	627,500	$1.25	Jun. 07, 02	N/A
Warrants	900,000	$1.25	Jun. 14, 02	N/A
Warrants	1,904,762	$1.25	Jul. 16, 02	N/A
Stock options	500,000	$1.25	Jun. 14, 03	N/A
Stock options	337,000	$0.65	Oct. 31, 04	N/A
Stock options	40,000	$0.65	Dec. 12, 04	N/A
Stock options	419,000	$0.60	Nov. 15, 05	N/A
Stock options	54,000	$0.68	Jan. 11, 06	N/A
Stock options	125,000	$0.85	Jan. 24, 06	N/A
Stock options	20,000	$0.94	Jun. 14, 06	N/A
Stock options	295,000	$1.00	Jul. 10, 06	N/A

(d) Shares held subject to escrow agreement: 750,000.
Shares held subject to pooling agreement: Nil.

5. Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Simon T. Ridgway	Director & President
Robert S. Wasylyshyn	Director & Vice-President, Exploration
Harmen J. Keyser	Director
Mario Szotlender	Director
David Farrell	Director
Craig Bow	Director
Tim R. Osler	Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS
(for the nine month period ended September 30, 2001)

Radius Explorations Ltd. is in the business of acquiring, exploring and developing mineral properties.

During the first half of 2001, the Company continued trenching at the Tambor Property in Guatemala, resulting in the advancement of five separate zones to the drill stage. Following the trenching program, Radius extended its property position along a belt of prospective sedimentary rocks to the west of Tambor, acquired new prospects within the belt, and commenced a regional exploration program.

Since the previous quarter end, the Company raised in excess of $2,000,000 through equity financings, these funds enabling the Company to expand its land holdings in Guatemala and to commence an aggressive reconnaissance program to identify new prospective areas in the country. Drilling on the Tambor property in Guatemala commenced in the first weeks of this present quarter and continued through the quarter end. Results of the drilling were mixed, indicating significant further expenditures would be needed to identify a resource on the property. Discussions were commenced with several major mining companies regarding a joint-venture on the property.

The Company extended the mineralization at the Tambor property over a strike length of some 10 kilometers. We have also demonstrated through trenching and drilling that economic gold grades can be obtained on the property. A better understanding of the geological controls on the deposition of the gold is needed in order to establish a mineable gold deposit.

Following the quarter end, the Company signed a joint venture on the Tambor prospect with Gold Fields Exploration, a subsidiary of Gold Fields Limited of South Africa, one of the largest gold mining companies in the world. The agreement calls for Goldfields to expend US$5 million on the property over 3.5 years in order to earn a 55% interest in the prospect. Following the earn-in, Radius will have a one-time decision to retain its 45% interest by anteing–up its proportion of expenditures going forward or elect to be diluted to a 30% interest by being carried through to a full feasibility study.

This agreement allows Radius to conserve its treasury while Goldfields develops this exciting project, and also frees up Radius's geological staff to continue with the generative work in Guatemala which to date has proven so successful in discovering new exciting projects.

Details of financings completed by Radius during the nine months ended September 30, 2001 are as follows:

Previously Disclosed Financings	Previously Disclosed Use of Proceeds		Actual Use of Proceeds During the Reporting Period	
$824,000 private placement closed on March 1, 2001	$824,000	Guatemala projects	$824,000	Guatemala projects
$711,375 private placement closed on June 8, 2001	$711,375	Guatemala projects & gen. corporate	$711,375	Guatemala projects & gen. corporate
$945,000 private placement closed on June 15, 2001	$945,000	Guatemala projects & gen. corporate	$945,000	Guatemala projects & gen. corporate
$2,000,000 private placement closed on July 17, 2001	2,000,000	Tambor Project, Guatemala	$0	Tambor Project, Guatemala
	$4,480,375		$2,480,375	

In addition to the foregoing financings, the Company received approximately $1.35 million from the exercise of previously issued private placement warrants. As at September 30, 2001, the Company had working capital of approximately $3.3 million.

ON BEHALF OF THE BOARD OF DIRECTORS,

"signed"

Simon Ridgway, President
November 29, 2001

FORM 4E

WARRANT AMENDMENT SUMMARY FORM AND CERTIFICATION

Re: **RADIUS EXPLORATIONS LTD.** (the "Issuer").

Trading Symbol: **RDU**

The following is an application to (please check the appropriate box):

Extend the term of Warrants ☒
Amend the price of Warrants ☐

The Issuer is a: Tier 1 Issuer ☐ Tier 2 Issuer ☒

---

1. **Terms of Original Private Placement**

(a) Number of Listed Shares issued: **1,373,334**
(b) Price Listed Shares issued at: **$0.60**
(c) Number of Warrants Issued: **1,373,334**
(d) Date of Announcement of Private Placement: **January 23, 2001**
(e) Market Price at Date of Announcement of Private Placement: **$0.74**
(f) Original Warrant exercise price Year 1 **$0.74** Year 2 **N/A**
(if applicable) Year 3 **N/A** Year 4 **N/A** Year 5 **N/A**
(g) Original term of Warrants: **One Year**
(h) Original expiry date of Warrants: **February 28, 2002**
(i) Percentage of Warrants held by Insiders: **69%**
(j) Indicate the number of Warrants, if any, which have been exercised, and the date of the exercise: **Nil**

2. **Requested Amendments to Warrant Terms**

Please complete the relevant sections below disclosing the requested amendments:

(a) Extension of Warrant Term applied for:
Amended Warrant expiry date: **February 28, 2003**
Adjusted Warrant exercise price: **N/A**

(b) Amendment of Exercise Price applied for:

Amended Warrant exercise price: **N/A**

Is there a maximum 30 day exercise provision pursuant to section 5.3(b) of Policy 4.1? Yes ☐ No ☐

If Yes, have all of the remaining Warrant holders consented to the repricing and reduced exercise provision? Yes ☐ No ☐

If no, explain.____

This Certification accompanies an application to the Exchange for acceptance of the Amendment of Warrant Terms (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements in effect as of the date of this Declaration, or any deviations therefrom are disclosed in this Form; and

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

Dated: **February 6, 2002**

Simon Ridgway
Name of Director or Senior Officer

"signed"
Signature

President & Director
Official Capacity

[redacted]

February 13, 2002

By Facsimile: (604) 662-8829

Radius Explorations Ltd.
830 – 355 Burrard Street
Vancouver, B.C.
V6C 2G8

Attention: Sally Whittall

Dear Sirs\Mesdames:

RE: RADIUS EXPLORATIONS LTD. ("RDU")
Warrant Term Extension – Submission No. 71688

This is to confirm that the Canadian Venture Exchange has consented to the extension in the expiry date of the following warrants:

Private Placement:

# of Warrants:	1,373,334
Original Expiry Date of Warrants:	February 28, 2002
New Expiry Date of Warrants:	February 28, 2003
Exercise Price of Warrants:	$0.74

These warrants were issued pursuant to a private placement of 1,373,334 shares with 1,373,334 non-transferable share purchase warrants attached, which was accepted for filing by the Exchange effective February 26, 2001.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le
cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\853580\1